Exhibit 99.5

SCHEDULE "D"

REPRESENTATIONS AND WARRANTIES OF COMPANY

(a)	Organization and Qualification.

(i)	Each of Company and its subsidiaries has been duly incorporated or formed, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as it is now conducted. Copies of the constating documents of Company and its subsidiaries provided to Purchaser, together with all amendments, are accurate and complete and have not been amended or superseded.

(ii)	Each of Company and its subsidiaries is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Company.

(b)	Authority Relative to this Agreement. Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Company of the transactions contemplated by the Arrangement have been duly authorized by the Company Board and, subject to the requisite approval of the Company Shareholders and the obtaining of the Interim Order and the Final Order, no other proceedings on the part of Company are necessary to authorize this Agreement or the Arrangement, other than the approval of the TSXV, the approval of the Information Circular by the Company Board, and such other consents and approvals as are specifically contemplated in this Agreement. This Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Other than CWC Energy Employee Services Corp., a corporation existing under the laws of the Province of Alberta, and CWC Energy Services (USA) Corp., a corporation existing under the laws of the State of Delaware, Company has no subsidiaries and, except as set out in the Company Disclosure Letter, Company has no joint ventures or partnerships. Company owns, directly or indirectly, all of the outstanding voting and equity securities of each of its subsidiaries. All of the outstanding shares in the subsidiaries of Company are duly authorized, validly issued and fully paid and non-assessable, and all such shares are owned by Company free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiary. There are no rights of first refusal or similar rights restricting the transfer of Company Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and there are no outstanding contractual or other obligations of Company to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of Company.

D-1

(d)	No Violations. Except as contemplated by this Agreement, and subject to the approval of the Company Shareholders of the Arrangement, the approval of the Interim Order and the Final Order by the Court, and the receipt of Regulatory Approvals:

(i)	neither the execution and delivery of this Agreement by Company nor the consummation of the transactions contemplated by the Arrangement nor compliance by Company with any of the provisions hereof will:

(A)	except as set out in the Company Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Company or its subsidiaries or cause any indebtedness to come due before its stated maturity, require Company or its subsidiaries to (or to offer to) purchase or redeem any outstanding debt, or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by- laws of Company; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Company or its subsidiaries is a party or to which it, or any of its properties or assets, may be subject or by which Company is bound; or

(B)	subject to obtaining the requisite approvals of the Company Shareholders, Court, Governmental Authorities (including the Competition Act Clearance), the TSXV and compliance with Applicable Canadian Securities Laws, violate any Applicable Law, including any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Company or any of its properties or assets; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect.

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of Governmental Authorities, the TSXV and the Company Shareholders and the obtaining of the Interim Order and the Final Order:

(A)	there is no legal impediment to Company's consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Company in connection with the consummation of the Arrangement.

(e)	No Default. Neither Company nor its subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract or licence to which Company or its subsidiaries is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Company, or significantly impede the ability of the Company to consummate the Arrangement..

D-2

(f)	Litigation. There are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Company, threatened, affecting or that would reasonably be expected to affect Company, its subsidiaries or any of the properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Company or its subsidiaries which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change with respect to Company or would significantly impede the ability of Company to consummate the Arrangement. Neither Company nor its subsidiaries is subject to any outstanding order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect with respect to Company, or would significantly impede the ability of Company to consummate the Arrangement.

(g)	Bankruptcy and Insolvency.

(i)	No action or proceeding has been commenced or filed by or against Company or any of its subsidiaries which seeks or would reasonably be expected to lead to:

(A)	receivership, bankruptcy, a commercial proposal or similar proceeding of Company or any of its subsidiaries;

(B)	the adjustment or compromise of claims against Company or any of its subsidiaries; or

(C)	the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Company or any portion of its assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Company or any of its subsidiaries.

(ii)	Neither Company nor any of its subsidiaries has made, nor is Company or any of its subsidiaries considering making, an assignment for the benefit of its creditors.

(h)	Taxes, etc.

(i)	Company and its subsidiaries, as the case may be, in all material respects, have each duly and timely filed all Tax Returns required to be filed by or on its behalf prior to the date hereof and all such Tax Returns are complete and correct in all material respects and except as disclosed in the Company Disclosure Letter no extension of time to file any such Tax Returns is in effect.

(ii)	Company and its subsidiaries, as the case may be, have each paid on a timely basis all Taxes which are due and payable (including instalments required by Applicable Law on account of Taxes for the current year), all assessments and reassessments, and all other Taxes due and payable by them, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of Company. Company has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Company for any Taxes (including related future Taxes) of Company and its subsidiaries, as the case may be, for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns.

D-3

(iii)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Company and its subsidiaries, as the case may be, and Company and its subsidiaries, as the case may be, is not a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Company, threatened against Company and its subsidiaries, as the case may be, or any of their respective assets.

(iv)	No written claim has been made by any Governmental Authority in a jurisdiction where Company and its subsidiaries, as the case may be, does not file Tax Returns that Company and its subsidiaries, as the case may be, is or may be subject to Tax by that jurisdiction.

(v)	Each of the Company and its subsidiaries has not had a permanent establishment in any country other than the country under the Applicable Laws of which it is organized.

(vi)	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Company.

(vii)	Each of the Company and the Subsidiaries has duly and timely withheld all Taxes and other amounts required by Applicable Laws to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Laws to be remitted by it.

(viii)	Each of the Company and the Subsidiaries in all material respects has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Laws to be remitted by it.

(ix)	Each of the Company and its subsidiaries is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under any applicable provincial sales tax legislation.

(x)	Company and its subsidiaries, as the case may be, is not party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).

(xi)	Company and its subsidiaries has made available to Purchaser true, correct and complete copies of all Tax Returns, examination reports, statements of deficiencies by all Taxing Authorities and all communications to or from any Taxing Authority relating to Taxes for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

D-4

(xii)	Company and its subsidiaries, as the case may be, has not ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (within the meaning of the ITA) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services or in circumstances which could subject the Company or the subsidiaries to a liability under section 160 of the ITA (taking into account all proposals to amend the ITA on the date hereof).

(xiii)	The Company and each Subsidiary has complied in all material respect with the transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documents and disclosure requirements thereunder.

(xiv)	Company is a taxable Canadian corporation as defined in subsection 89(1) of the ITA.

(xv)	Company is not a non-resident of Canada within the meaning of the ITA.

(xvi)	None of the Company or any of the Subsidiaries has participated in any transactions which are subject to the reporting requirements under section 237.3 or section 237.5 of the ITA, or the notification requirements under section 237.4 of the ITA. None of the Company or any of the Subsidiaries has an obligation to file an information return pursuant to (i) any of the sections specified above in the ITA, or (ii) sections 1079.8.5 or 1079.8.6 of the Quebec Taxation Act.

(xvii)	Any amounts claimed and/or received under or pursuant to section 125.7 of the ITA by the Company or any of the Subsidiaries were claimed, applied for or received by the Company or Subsidiary, as applicable, in accordance with applicable Law (including without limitation the ITA), and the Company or the Subsidiary, as applicable, satisfied at all time the relevant criteria and conditions entitling it to any such amount.

(i)	Reporting Issuer Status. Company is a "reporting issuer" in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is in material compliance with all Applicable Canadian Securities Laws therein and the Company Shares are listed and posted for trading on the TSXV. Company is not in default of any material requirements of Applicable Canadian Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSXV in any material respect. No delisting, suspension of trading in or cease trading order with respect to the Company Shares or any other securities of Company is pending or, to the knowledge of Company, threatened or is expected to be implemented or undertaken and, to the knowledge of Company, is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. To the knowledge of Company, none of its officers or directors are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. The documents and information comprising the Company Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Company Public Record prior to the date hereof and all material facts regarding Company (other than the Arrangement) are disclosed in the Company Public Record. Since January 1, 2023, Company has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Company with Securities Authorities. Company has not filed any confidential material change report that, at the date hereof, remains confidential.

D-5

(j)	Capitalization. As of the date hereof, the authorized capital of Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 516,012,894 Company Shares and no other shares are issued and outstanding. Other than Company Options to acquire up to 89,000 Company Shares and Company Restricted Awards to acquire up to 16,320,744 Company Shares, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Company of any securities of Company (including Company Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Company (including Company Shares). All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Company Shares issuable upon the exercise of Company Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Company Shares, there are no securities of Company outstanding which have the right to vote generally (or, except for the Company Options and Company Restricted Awards, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Company Shareholders on any matter. Except as disclosed in the Company Disclosure Letter, to the knowledge of Company, none of the Company Shares are the subject of any escrow, voting trust, shareholder rights agreement or other similar agreement.

(k)	Equity Monetization Plans. Other than the Company Options and the Company Restricted Awards, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Company and which are based upon the revenue, value, income or any other attribute of Company.

(l)	Financial Reports. The Company Financial Statements, and any interim or annual financial statements filed by or on behalf of Company on and after the date hereof with the Securities Authorities, were or, when so filed, will have been prepared in accordance with IFRS (except in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present or, when so filed, will present fairly in accordance with IFRS the financial position, results of operations and changes in financial position of Company and its subsidiaries, as the case may be, on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Company does not intend to correct or restate, nor, to the knowledge of Company, is there any basis for any correction or restatement of any aspect of the Company Financial Statements. There has been no material change in Company's accounting policies, except as described in the notes to the Company Financial Statements, since January 1, 2023.

(m)	Reportable Disagreements. There has not been a reportable disagreement (within the meaning of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with Company's auditors.

(n)	Books and Records. The financial books, records and accounts of Company and its subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions involving Company; and (iii) accurately and fairly reflect the basis for the Company Financial Statements. The corporate records and minute books of Company and its subsidiaries have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects (other than those minutes of the meetings of the Company Board or committees thereof which are in draft form or relate to the transactions contemplated hereby), and full access thereto has been provided to Purchaser.

D-6

(o)	Absence of Undisclosed Liabilities. Company and its subsidiaries each has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent consolidated statement of financial position and associated notes thereto included in the Company Financial Statements (the "Company Balance Sheet");

(ii)	those incurred in the ordinary course of business since the date of the Company Balance Sheet and not required to be set forth in the Company Balance Sheet and consistent with past practice; and

(iii)	those incurred in connection with the execution of this Agreement.

(p)	Absence of Certain Changes or Events. Except for the Arrangement or any action taken in accordance with this Agreement and except as has been publicly disclosed by Company in the Company Public Record, since December 31, 2022:

(i)	Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Company or its subsidiaries has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	except as set out in the Company Disclosure Letter, there are no outstanding authorizations for expenditure over $250,000 pertaining to any of the assets of Company or any other commitments, approvals, authorizations pursuant to which an expenditure over $250,000 may be required to be made in respect of such assets;

(iv)	there has been no Material Adverse Change or Material Change in respect of Company or its subsidiaries;

(v)	there have been no Material Facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Company which have not been disclosed in the Company Public Record or in the Company Disclosure Letter; and

(vi)	Company has not, and to the knowledge of Company, no director, officer, employee, contractor, consultant or agent or auditor of Company or its subsidiaries, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of Company or its subsidiaries or their internal accounting controls.

(q)	Registration, Exemption Orders, Licenses, etc.

D-7

(i)	Company and its subsidiaries have each obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the "Governmental Authorizations"), except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Company. Such Governmental Authorizations are in full force and effect in accordance with their terms, and, to the knowledge of Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(ii)	no proceedings are pending or, to the knowledge of Company, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Company. Neither Company, its subsidiaries nor any of their respective officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any material Governmental Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such material Governmental Authorization.

(r)	Third Party Consents. The Company Disclosure Letter sets out a complete and accurate list of all notifications required to be given and waivers, approvals and consents required to be obtained by the Company in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement, where the failure to give such notifications or obtain such waivers, approvals and consents would have a Material Adverse Effect with respect to Company.

(s)	Compliance with Laws. Neither Company or its subsidiaries is in violation of any Applicable Laws which violation could reasonably be expected to have a Material Adverse Effect with respect to Company. The operations and business of Company and its subsidiaries, respectively, is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Company or would significantly impact the ability of Company to consummate the Arrangement, and neither Company nor its subsidiaries have received any notice of any alleged violation of any such Applicable Laws.

(t)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon Company or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Company or any of its subsidiaries.

(u)	Non-Arm's Length Transactions. Except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, existing employment agreements, existing agreements respecting Company Options and Company Restricted Awards, and existing agreements respecting retention payments, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Company, on the one hand, and: (i) any officer, director or employee of, or consultant of Company; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Company; or (iii) any associate or affiliate of any such Person.

D-8

(v)	Title. Except as would not reasonably be expected to have a Material Adverse Effect on Company's business, Company and its subsidiaries has good and marketable title to the assets of Company or its subsidiaries free and clear of any Encumbrances, except for Permitted Encumbrances. The assets of Company or its subsidiaries currently owned, licensed or leased by Company and its subsidiaries include materially all of the property, rights and assets that Company and its subsidiaries has utilized to carry on its business and operations and Company is not aware of any defects, failures or impairments in the title of Company or its subsidiaries to the assets of Company or its subsidiaries, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Company and its subsidiaries.

(w)	Customers and Suppliers. There are no unresolved disputes with any of Company or its subsidiaries material suppliers or customers, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Company and its subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect on Company’s business, no Contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that Contract. Since January 1, 2023, there has been no termination or cancellation of, and no modification or change in, the business relationship of Company and its subsidiaries with any major customer or group of major customers which could reasonably be expected to have a Material Adverse Effect on Company.

(x)	Off-Balance Sheet Arrangements. Company does not have any "off-balance sheet arrangements" (as such term is defined under IFRS).

(y)	Capital Commitments. The capital spending plan of Company and its subsidiaries as set out in the Company Disclosure Letter sets out all commitments to expend any capital expenditures in excess of $250,000, individually or in aggregate, to which Company or its subsidiaries is subject, as the case may be.

(z)	Pre-emptive and Prior Consent Rights. Except as set out in the Company Disclosure Letter, there are no rights of first refusal, consent, or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of Company, or any other right of first refusal, consent, or pre-emptive right in respect of such assets, that will be triggered or accelerated by the Arrangement.

(aa)	No Insider Rights. No director, officer, employee, insider or other Person not at arm's length to Company has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets or properties of Company.

(bb)	Government Incentives. All filings made by Company and its subsidiaries under which it has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contain no misrepresentations which could cause any material amount previously paid to Company or its subsidiaries, respectively, or previously accrued on the accounts thereof to be recovered or disallowed. Except as set out in the Company Disclosure Letter, any credits, payments or other benefits received or receivable by Company or its subsidiaries pursuant to any governmental benefit or incentive program including any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary.

D-9

(cc)	Outstanding AFE's. Except as set out in the Company Disclosure Letter, to the knowledge of Company, there are no outstanding cash calls, equalization payments or authorizations for expenditure which exceed $250,000 pursuant to which expenditures will or may be made in respect of the assets of Company.

(dd)	Owned Real Property

(i)	The Company Disclosure Letter sets forth a complete list of the Owned Real Property in each case by reference to the owner, municipal address and legal description.

(ii)	Company or the named subsidiary, as the case may be, is the legal and beneficial owner of the Owned Real Property in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(ee)	Leased Real Property

(i)	The Company Disclosure Letter sets forth a complete list of the Leased Real Property by reference to municipal address and description of the corresponding Real Property Leases.

(ii)	Except as disclosed in the Company Disclosure Letter, the Real Property Leases have not been altered or amended and are in full force and effect.

(iii)	There are no outstanding material defaults (or events which would constitute a material default with the passage of time or giving of notice or both) under the Real Property Leases on the part of Company or any of its subsidiaries or, to the knowledge of Company, on the part of any other party to such Real Property Leases.

(iv)	All interests held by Company or any of its subsidiaries as lessee or occupant under the Real Property Leases are free and clear of all Encumbrances other than Permitted Encumbrances.

(ff)	Real Property Generally

(i)	Except as would not be reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries, the Improvements are in proper working order, having regard to their use and age.

(ii)	The Owned Real Property has suitable access to public roads and Company and its subsidiaries otherwise have such rights of entry and exit to and from the Owned Real Property as are reasonably necessary to carry on the business of Company and its subsidiaries upon the Owned Real Property as it has been carried on in the ordinary course by Company and its subsidiaries.

(iii)	Except as disclosed in the Company Disclosure Letter and except for Permitted Encumbrances, neither the Company nor any of its subsidiaries have leased or otherwise granted to any third-party the right to use or occupy the Real Property and the Owned Real Property is not subject to any options to purchase, rights of first refusal to purchase or similar interests.

D-10

(iv)	Except as would not be reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries, the current uses of the Real Property are permitted under current zoning and land use regulations and Applicable Laws and the Company has no knowledge of any proposed or pending changes to any zoning regulation or official plan affecting the Real Property.

(v)	Except as would not be reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries, no Improvements encroach on real property not forming part of the Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Real Property.

(vi)	The Company has no knowledge of any expropriation or condemnation or similar proceeding pending or threatened against the Real Property or any part of the Real Property.

(vii)	The Real Property is fully serviced (including water, storm and sanitary sewer and electrical service) to a level sufficient to permit the operation of the business of Company and its subsidiaries to be carried on after the closing of the transactions contemplated herein as it has been carried on in the ordinary course by Company and its subsidiaries. All municipal levies, local improvements, imposts and permit fees due and payable prior to the Effective Date have been or shall be paid by Company and its subsidiaries as at the Effective Date.

(gg)	Environmental. To the knowledge of Company, except to the extent that any violation or other matter referred to in this Section (gg) does not, and would not reasonably be expected to, have a Material Adverse Effect:

(i)	Neither Company nor its subsidiaries is in violation of any applicable Environmental Laws;

(ii)	Company and its subsidiaries have operated their respective businesses at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in material compliance with Environmental Laws;

(iii)	there are no Hazardous Substances present in, on, at, under, or about any of the Real Property (including underlying soils and substrata, vegetation, surface water and groundwater) except in material compliance with Environmental Laws;

(iv)	except as set out in the Company Disclosure Letter, there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Company or its subsidiaries, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Company or its subsidiaries, that have not been remediated in material compliance with Environmental Laws;

(v)	no Hazardous Substance originating from any neighbouring or adjoining properties has migrated onto, into or under any of the Real Property or any other assets of Company or any of its subsidiaries;

D-11

(vi)	no orders, directions, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Company or its subsidiaries;

(vii)	neither Company nor its subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(viii)	Company and its subsidiaries each hold all Environmental Approvals required in connection with the operation of its business and the ownership and use of the assets of Company, all Environmental Approvals are in full force and effect, and neither Company nor its subsidiaries have received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any of its Environmental Approvals are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(ix)	there are no pending or, to the knowledge of Company, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Company or its subsidiaries currently or formerly owned, leased, operated or otherwise used; and

(x)	neither Company nor its subsidiaries has assumed, indemnified or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third party pursuant to applicable Environmental Laws.

(hh)	First Nations, Métis and Native Matters. The Company Disclosure Letter discloses all of the contracts, agreements, arrangements or understandings to which Company is a party with First Nations, Métis, tribal or native authorities or communities in relation to the environment or development of communities in the vicinity of any of the assets or properties of Company or its subsidiaries which are material. Except as set out in the Company Disclosure Letter, neither Company nor its subsidiaries has received notice of any claim with respect to any of the assets or properties of Company or its subsidiaries for which Company or its subsidiaries, as the case may be, has been served, either from First Nations, Métis, tribal or native authorities or any Governmental Authority, indicating that any of such assets or properties infringe upon or has an adverse effect on any aboriginal rights or interests of such First Nations, Métis, tribal or native authorities.

(ii)	Intellectual Property.

(i)	Neither Company nor its subsidiaries has any right, title or interest in and to, nor does Company or its subsidiaries hold any, license in respect of any patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, software, technology, or any other intellectual property and proprietary rights that are material to the conduct of any business related to its assets, as now conducted.

(ii)	All computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of any business related to the assets of Company or its subsidiaries (collectively, the "Technology") are up-to-date and reasonably sufficient for conducting any business related to its assets, as now conducted.

D-12

(iii)	Company and its subsidiaries each own or has validly licensed (and is not in breach of such licenses in any material respect) such Technology and has sufficient virus protection and security measures in place in relation to such Technology.

(iv)	Company and its subsidiaries each have reasonably sufficient backup systems and audit procedures and disaster recovery strategies adequate to ensure the continuing availability of the functionality provided by the Technology, and has ownership of or a valid license to the intellectual property rights necessary to allow it to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

(jj)	Company Material Contracts. The Company Disclosure Letter lists all of the Contracts, correct, current and complete copies of which have been made available to Purchaser, which: (i) are outside of the ordinary course of the business, (ii) are non-industry standard, (iii) relate to indebtedness for borrowed money, (iv) involve aggregate payments to or by Company in any fiscal year in excess of $2,000,000, (v) restrict the business or activities of Company; (vi) are for any material liability or obligation of Company, or (vii) are otherwise material to Company and its subsidiaries (the "Company Material Contracts"). Except as would not reasonably be expected to have a Material Adverse Effect on Company's business, each of the Company Material Contracts constitutes a legally valid and binding agreement of Company, enforceable in accordance with its respective terms and, to the knowledge of Company, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Company Material Contract, and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default. Except as would not reasonably be expected to have a Material Adverse Effect on Company's business, neither Company nor its subsidiaries has received any written notice or verbal communications that any party to a Company Material Contract intends to modify, cancel, terminate or not renew its relationship with Company or its subsidiaries, as the case may be, and, to the knowledge of Company, no such action is pending or threatened.

(kk)	Employee Benefit Plans. Company has made available to Purchaser true, complete and correct copies of each employee benefits plan (collectively, the "Company Plans") covering active, former or retired employees of Company and its subsidiaries, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)	each Company Plan has been established, funded, invested, maintained and administered in material compliance with its terms;

(ii)	all required employer contributions under any such plans have been made or are accurately reflected on Company's books and records and the applicable funds have been funded in accordance with the terms thereof;

(iii)	each Company Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Company, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	except as disclosed in the Company Disclosure Letter and other than the Company Options and the Company Restricted Awards, none of the Company Plans provide for benefit increases or the acceleration of funding obligations that are contingent upon, or will be triggered by the entering into of this Agreement or the completion of the Arrangement;

D-13

(v)	to the knowledge of Company, there are no pending or anticipated material claims against or otherwise involving any of the Company Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Plan activities) has been brought against or with respect to any Company Plan;

(vi)	no Company Plan is a "registered pension plan" as such term is defined in the ITA;

(vii)	all material contributions, reserves or premium payments required to be made to the Company Plans have been made or provided for; and

(viii)	neither Company nor its subsidiaries has any obligations for retiree health and life benefits under any Company Plan.

(ll)	Employees.

(i)	The Company Disclosure Letter sets out a complete list of all employees and contractors of Company and its subsidiaries, including the current salary or fee rate, incentive compensation (including commissions, bonuses, equity incentives and other variable pay), benefits, vacation entitlement, start date, full-time or part-time status, job title or classification and location of employment or engagement of each employee and contractor.

(ii)	The Company Disclosure Letter sets out a complete list of all employees of Company and its subsidiaries who are on disability leave, maternity leave, parental leave or other authorized or unauthorized leave of absence from Company or its subsidiaries, as the case may be, which list indicates each employee's reason for leave, expected date of return from leave (if known) and entitlement to or eligibility for benefits while on leave.

(iii)	All of the Persons who are receiving remuneration for work or services provided to Company or its subsidiaries who are not employees or directors are treated as independent contractors.

(iv)	Current and complete copies of all employment Contracts with Executive Employees have been delivered to the Purchaser.

(v)	The Company Disclosure Letter sets forth all Company Employee Costs, and except for such Company Employee Costs disclosed in the Company Disclosure Letter, neither Company nor its subsidiaries has paid and will not be required to pay any bonus, fee, distribution, remuneration or other compensation to any employee or contractor as a result of the transactions contemplated by this Agreement (other than salaries, wages or fees paid or payable to employees and contractors in the ordinary course of business).

(vi)	To the knowledge of Company, Company and its subsidiaries have been and are each in material compliance with all Applicable Laws in respect of employees and contractors, including employment standards, workers' compensation, human rights, privacy, labour relations and occupational health and safety matters.

(vii)	Except as disclosed in the Company Disclosure Letter, neither Company nor its subsidiaries is a party to any application, complaint or legal proceeding under any Applicable Laws relating to employees, contractors, former employees or former contractors. Neither Company nor its subsidiaries is aware of any factual or legal basis on which any such proceeding might be commenced.

D-14

(viii)	There are no outstanding, or to the knowledge of the Company, threatened or pending claims, decisions, directives, orders, charges, tickets, notices or settlements against Company or its subsidiaries relating to employees or former employees under Applicable Laws, including employment standards legislation, human rights legislation, privacy legislation, labour relations legislation or occupational health and safety legislation. All costs, charges, experience rating assessments or other assessments or other liabilities, contingent or otherwise, under workers' compensation legislation or other legislation relating to industrial accidents and/or occupational disease have been paid or are accurately reflected on the books and records of Company and its subsidiaries, respectively.

(ix)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Company or its subsidiaries by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Company or its subsidiaries declared a related employer, true employer or successor employer pursuant to applicable labour relations legislation. Neither Company nor its subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour-related disputes pertaining to Company or its subsidiaries that could reasonably be expected to lead to a material and continuing interruption of operations of Company or its subsidiaries, as the case may be, at any location. Neither Company nor its subsidiaries has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Company or any of its subsidiaries to group termination or lay-off requirements of Applicable Laws.

(x)	Neither Company nor its subsidiaries has recognized any trade union, staff association, staff council, works council, or other organization formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organization formed for or in respect of any arrangements having a similar purpose is required by Company or its subsidiaries for the purpose of consummating the transactions contemplated by this Agreement. To the knowledge of Company, there are no organizational efforts currently being made, threatened by or on behalf of, any trade union, staff association, staff council, works council, or other organization with respect to any employees or contractors of Company or its subsidiaries.

(mm)	Employment Agreements. Except as set out in the Company Disclosure Letter, neither Company nor its subsidiaries is a party to any written contract of employment: (A) specifying severance, termination pay, notice of termination (or pay in lieu thereof) upon termination of employment without cause; or (B) which provides for payments or other benefits occurring on a "change of control" of Company.

(nn)	Brokers and Finders. Neither Company nor its subsidiaries has retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, except that CIBC Capital Markets has been retained as Company's financial advisors in connection with certain matters including the transactions contemplated hereby.

D-15

(oo)	Employment and Officer Obligations. Except as set out in the Company Disclosure Letter, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of Company or its subsidiaries or accrued bonuses payable to any present or former employee, director, officer, consultant or contractor of Company or its subsidiaries, respectively.

(pp)	Indebtedness To and By Directors, Officers and Others. Neither Company nor its subsidiaries is indebted to any of the directors, officers or employees of, or consultants to, Company, its subsidiaries, or any of their respective associates or affiliates or other parties not at arm's length to Company, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Company or its subsidiaries, as the case may be.

(qq)	Fairness Opinion. The Company Board has received the Company Fairness Opinion.

(rr)	Long Term and Derivative Transactions. Except as set out in the Company Disclosure Letter or the Company Financial Statements, neither Company nor its subsidiary has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(ss)	No Limitation. Neither Company nor its subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, or transfer or move any of its assets or operations.

(tt)	Insurance. Policies of insurance that are in force as of the date hereof naming Company or its subsidiaries as an insured as are appropriate to their operations, property and assets and as are adequate and reasonable to cover all risks as are customarily covered by oilfield services companies in the industry in which Company or its subsidiaries, as the case may be, operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect the interests of Company and its subsidiaries, respectively. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement, and none of Company or any of its subsidiaries are in default, as to the payment of premiums or otherwise, under the terms of any such policies.

(uu)	Money Laundering, Anti-Corruption and International Risks

(i)	The operations of Company and of each of its subsidiaries are, and have been, conducted at all time in material compliance with applicable financial recordkeeping and reporting requirements and money laundering laws and the rules and regulations thereunder and any related or similar laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority relating to money laundering, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”).

D-16

(ii)	Company and its subsidiaries, and all of their respective directors, officers, employees, and, to the knowledge of Company, agents retained by Company or any of its subsidiaries, and other Persons acting on their behalves, are, and have been, at all times in material compliance with any Applicable Laws relating to antibribery or anti-corruption (governmental or commercial), including without limitation, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the U.S. Foreign Corrupt Practices Act and all national and international laws enacted to implement the OECD Convention on Combatting Bribery of Foreign Officials in International Business Transactions (collectively, "Anti-Corruption Laws"), all applicable anti-slavery and human trafficking laws, statutes, regulations and codes from time to time in force including, An Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff (Canada) (collectively, "Modern Slavery Laws") and any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Authority (collectively, "Sanctions").

(iii)	To the knowledge of Company, neither Company nor its subsidiaries has, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under Anti-Corruption Laws.

(iv)	Neither Company nor any of its subsidiaries, nor, to the knowledge of Company, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments, in any currency, in or with any Person listed in any Sanctions related list of designated Persons maintained by any Governmental Authority, any Person operating, organized or resident in a Sanctioned Country or any Person controlled by such Person (a "Sanctioned Person"). Neither Company, its subsidiaries nor any of their affiliates are owned or affiliated by or with any Sanctioned Person or a government of a country or territory which is the subject or target of any Sanctions (a "Sanctioned Country"), and no director, officer, agent, employee, consultant, representative or affiliate of Company or any of its subsidiaries is a Sanctioned Person or is employed by or affiliated with the government, or is resident in, a Sanctioned Country.

(v)	Company and each of its subsidiaries has in place and has adhered to policies and procedures designed to prevent their respective directors, officers, employees, agents duly retained by Company or one of its subsidiaries and other Persons retained to act on their behalves from undertaking any activity, practice, or conduct that would constitute an offense under Money Laundering Laws, Anti-Corruption Laws, or Sanctions.

(vi)	Neither Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, or, to the knowledge of Company, agents retained by Company, or one of its subsidiaries, or other Persons acting on their behalves, has violated or been alleged to have violated, or been the subject of any investigations, reviews, audits, or inquiries by a Governmental Authority related to, Money Laundering Laws, Anti-Corruption Laws, Modern Slavery Laws or Sanctions, and no investigation, review, audit, or inquiry by any Governmental Authority with respect to Money Laundering Laws, Anti-Corruption Laws, Modern Slavery Laws and Sanctions has been pending or, to the knowledge of Company or any of its subsidiaries, threatened.

D-17

(vv)	Whistleblower Reporting. No Person has reported evidence of a violation of any Applicable Canadian Securities Laws, breach of fiduciary duty or similar violation by Company, its subsidiaries or their respective officers, directors, employees, agents or independent contractors to an officer of Company or its subsidiaries, as the case may be, the audit committee (or other committee designated for that purpose) of the Company Board.

(ww)	Board Approval. Based upon, among other things, the Company Fairness Opinion, the Company Board has unanimously determined that the Arrangement is fair to the Company Shareholders, has unanimously determined that the Arrangement is in the best interests of Company and the Company Shareholders, and has resolved unanimously to recommend that the Company Shareholders vote in favour of the Arrangement.

(xx)	Rights Plans. Company does not have and will not implement any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Company Shares or other securities of Company or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Company Option Plan and the Company Restricted Award Plan.

(yy)	No Guarantees and Indemnities. The Company Disclosure Letter lists all of the guarantees, indemnities, letters of credit, surety and performance bonds and other security that Company and its subsidiaries have outstanding. Except for an indemnification of directors and officers as listed in the Company Disclosure Letter in accordance with existing indemnification agreements (which have been made available to Purchaser), the by-laws of Company and its subsidiaries, respectively, or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to customers of Company's business in Company's standard form contracts, neither Company nor its subsidiaries has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(zz)	No Encumbrances. Neither Company nor its subsidiaries has encumbered or alienated its interest in the assets of Company or agreed to do so and such assets are free and clear of all Encumbrances (other than Permitted Encumbrances), created by, through or under Company or its subsidiaries, as the case may be, except for those arising in the ordinary course of business, which are not material in the aggregate.

(aaa)	Company Transaction Costs. The Company Disclosure Letter sets out Company's bona fide good faith estimate of the aggregate amount and each component of the Company Transaction Costs.

D-18